

October 5, 2020

John Clark
Chief Executive Officer
Global Cancer Technology, Inc.
16776 Bernardo Center Drive, Suite 203
San Diego, California 92128

> **Re: Global Cancer Technology, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 8, 2020**
> **File No. 024-11314**

Dear Mr. Clark:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed September 8, 2020

Cover Page

1. We note your disclosure that the primary offering will be conducted on a "best efforts" basis. Please revise your table to use the second table format in accordance with Item 1(e) of Part II of Form 1-A. Please also include all of the securities being offered in your table, including those being offered in the secondary offering.

The Company, page 1

2. Please disclose in your summary that you currently have no marketable products. Specifically state that you do not have any products that have received regulatory approval to treat COVID-19.

3. We note that on pages 22 and 23, you state that some of your products will require FDA approval in order to be brought to market. Please revise your Summary to include similar

disclosures. Discuss which of your product candidates may require FDA approval prior to commercialization. In this regard, we note your disclosure that UCN-1 is approved for patient testing. Please clarify if you have received clearance of an Investigational New Drug application from the FDA for UCN-1 or revise your disclosure as appropriate.

Risks Affecting Us, page 2

4.   We note that on page 6, in the Risk Factor section, you disclose that your company has incurred significant losses which have raised doubt about your ability to continue as a going concern, and that your ability to continue as a going concern is contingent upon obtaining funding from sales of your securities. Please expand your disclosure here to include a similar discussion.

Any future public trading market for our common stock will likely be volatile and will likely result in higher spreads in stock prices., page 9

5.   In an appropriate location, please provide a timeline or the factors you will consider when deciding to apply for quotation of your common stock for quotation in the over-the-counter market. We note in this regard that you stated in your prior Regulation A offering statement, qualified on December 19, 2018, that you intended to apply for such quotation.

Procedures for Subscribing, page 14

6.   Please provide the link for the "designated website" that will be used for share subscription.

Selling Stockholders, page 15

7.   We note that you disclose that the selling shareholders will offer their shares at a fixed price until such shares are quoted on the OTC Markets and thereafter at prices related to the prevailing market price. Please revise to clarify that the selling security holders will sell their shares pursuant to your Regulation A offering at a fixed price. At the market offerings are not permitted under Regulation A. Refer to Rule 251(d)(3)(ii) of Regulation A.

Use of Proceeds, page 17

8.   We note your disclosure on page 20 that you anticipate using proceeds from your offering to make milestone payments. Please update your table to include this use of proceeds, if appropriate.

NanoDrug Transport (to be a new subsidiary), page 20

9.   Please discuss the status of your development of treatments for COVID-19. State, if true, that you have no product candidates for the treatment of COVID-19. Please also expand your disclosure to discuss the steps you will need to complete before marketing any treatments for COVID-19 and whether you anticipate having an approved product

candidate in the near term. Also discuss whether there are any approved treatments for COVID-19 using the therapies you describe.

Liquidity and Capital Resources, page 32

10. Please clarify whether, in your opinion, the proceeds from your offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months in order to implement your plan of operations. Refer to Item 9(c) to Part II of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Li Xiao at (202) 551-4391 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Paden Hanson, Esq.